787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Healthcare & WellnessRx Trust (333-217151; 811-22021)
(Securities Act File No. 333-217151, Investment Company Act File No. 811-22021)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), please find responses to telephonic comments provided by Sally Samuel and/or Edward Rubenstein of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on August 9, 2017, August 15, 2017, August 16, 2017 and September 7, 2017, to the undersigned of our firm regarding the letter responding to the Staff’s comments (the “Response Letter”) on the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

(1)    Comment:    The Fund’s name suggests that it invests at least 80% of its net assets in companies in the healthcare and wellness industries. For purposes of the Fund’s 80% policy, the Fund defines the “healthcare and wellness industries” as companies “primarily engaged in providing products, services and/or equipment related to healthcare, medical, or lifestyle needs (i.e., food, beverage, nutrition and weight management).” This definition does not limit the Fund’s investments in “food” and “beverage” to food and beverage companies in the “healthcare and wellness industries.” Please revise the Fund’s 80% policy so that it is limited to food and beverage companies that relate only to healthcare and wellness.

Response:    The Fund has revised its 80% policy as follows:

Under normal market conditions, the Fund will invest at least 80% of its assets (plus borrowings made for investment purposes) in equity securities (such as common stock and preferred stock) and income producing securities (such as fixed income debt securities and securities convertible into common stock) of domestic and foreign companies in the healthcare and wellness industries. Companies in the healthcare and wellness industries are defined as those companies which are primarily engaged in providing products, services and/or equipment related to healthcare,

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

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November 28, 2017

medical, or lifestyle needs (i.e., ~~food, beverages,~~ nutrition, ~~and~~ weight management, and food and beverage companies primarily engaged in healthcare and wellness). “Primarily engaged,” as defined in this registration statement, means a company that derives at least 50% of its revenues or earnings from, or devotes at least 50% of its assets to, the indicated business. Specific sector investments for the Fund will include, but are not limited to, dental, orthopedics, cardiology, hearing aid, life science, in-vitro diagnostics, medical supplies and products, aesthetics and plastic surgery, veterinary, pharmacy benefits management, healthcare distribution, healthcare imaging, pharmaceuticals, biotechnology, healthcare plans, healthcare services, and healthcare equipment, as well as food, beverages, nutrition and weight management. The Fund will focus on companies that are growing globally due to favorable demographic trends and may invest without limitation in securities of foreign issuers, including issuers in emerging markets.

(2)    Comment:    Please revise references to “financial leverage for investment purposes by issuing preferred shares” to “leverage for investment purposes by issuing preferred shares.”

Response:    The requested change has been made.

(3)    Comment:    Please provide the dollar amounts of the fees associated with purchase and sale transactions under the Fund’s Voluntary Cash Purchase Plan in separate line items of the Fee Table, rather than in a footnote to the Fee Table.

Response:    The requested change has been made.

(4)    Comment:    Please explain the statement in the response to Comment No. 32 in the Response Letter “[b]ecause investments in fixed-income securities are not a primary strategy of the Fund…”, as this statement appears to be inconsistent with the disclosure regarding investments in fixed-income securities in the Fund’s principal investment strategies.

Response:    In light of the Staff’s comment, the Fund restates the cited statement in the response to Comment No. 32 as follows: “The Fund respectfully declines to provide the expected average duration or maturity of such investments because the Fund’s fixed income investments currently consist of investments in U.S. government obligations.”

(5)    Comment:    Please include the additional risk disclosure required by the Guidelines to Form N-2, Guide 6 with respect to the risks associated with credit quality ratings for the Fund’s senior securities.

Response:    The Fund has added the following risk disclosure in the Prospectus:

Credit Quality Ratings. The Fund may obtain credit quality ratings for its preferred shares or notes; however, it is not required to do so and may issue preferred shares or notes without any rating. If rated, the Fund does

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November 28, 2017

not impose any minimum rating necessary to issue such preferred shares or notes. In order to obtain and maintain attractive credit quality ratings for preferred shares or borrowings, if desired, the Fund’s portfolio must satisfy over-collateralization tests established by the relevant rating agencies. These tests are more difficult to satisfy to the extent the Fund’s portfolio securities are of lower credit quality, longer maturity or not diversified by issuer and industry within the meaning of such rating agencies’ over-collateralization tests. These guidelines could affect portfolio decisions and may be more stringent than those imposed by the 1940 Act. A rating (if any) by a rating agency does not eliminate or necessarily mitigate the risks of investing in our preferred shares or notes, and a rating may not fully or accurately reflect all of the securities’ credit risks. A rating (if any) does not address liquidity or any other market risks of the securities being rated. A rating agency could downgrade the rating of our notes or preferred shares, which may make such securities less liquid in the secondary market. If a rating agency downgrades the rating assigned to notes or preferred shares, we may alter our portfolio or redeem the preferred securities or notes under certain circumstances.

The Fund has also revised the sub-risk for “Leverage Risk – Portfolio Guidelines of Rating Agencies for Preferred Shares and/or Credit Facility” as follows:

Portfolio Guidelines of Rating Agencies for Preferred Shares and/or Credit Facility. In order to obtain and maintain attractive credit quality ratings for preferred shares or borrowings, the Fund must comply with investment quality, diversification and other guidelines established by the relevant rating agencies. These guidelines could affect portfolio decisions and may be more stringent than those imposed by the 1940 Act. In the event that a rating on the Fund’s preferred shares or notes is lowered or withdrawn by the relevant rating agency, the Fund may also be required to redeem all or part of its outstanding preferred shares or notes, and the common shares of the Fund will lose the potential benefits associated with a leveraged capital structure.

(6)    Comment:    Given that the Fund’s shares do not trade at a premium to the Fund’s net asset value, please bracket “or accretion” on the cover page of the Prospectus Supplement for an offering of subscription rights to purchase common shares. Also, please include this bracketed phrase in the Prospectus Supplement only if the Fund’s common shares are trading at a premium to the Fund’s net asset value at the time of such an offering.

Response:    The requested change has been made. The bracketed phrase “or accretion” will be included in the Prospectus Supplement for an offering of subscription rights to purchase common shares only if the Fund anticipates based on market conditions as of the date of such Prospectus

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Supplement that its net asset value per common share may be less than the subscription price on the expiration date of the rights offering.

(7)    Comment:    Please provide a representation in your response letter that the Fund will not refer to any notes offered in this Registration Statement as “senior notes.”

Response:    The Fund represents that it will not refer to any notes offered in this Registration Statement as “senior notes.”

(8)     Comment:    Please explain how the Fund calculates the sales load in its fee table and how the calculation of the sales load is reflected in the Fund’s books and records.

Response:     The total sales load percentage in the fee table was calculated by adding together the dollar amounts of the estimated sales loads on the estimated common and preferred offerings (i.e., ($150 million X 0.01) + ($50 million X 0.0315) = $1.5 million + $1.575 million = $3.075 million), and dividing by the total maximum offering price of securities that may be sold pursuant to this registration statement (i.e., $3.075 million / $200 million = 0.015375, which rounds to 1.54%). Other common offering expenses, such as administrative expenses or fees which are not properly chargeable to sales or promotional activities, are described in a footnote to the fee table but are not included in the sales load calculation. The Fund reflects the sales load calculation in its books and records as a reduction to “Paid-in capital” within “Net Assets Attributable to Common Shareholders” provided in the Fund’s Statement of Assets and Liabilities.

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Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Agnes Mullady, The Gabelli Healthcare & WellnessRx Trust
Andrea Mango, Esq., The Gabelli Healthcare & WellnessRx Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

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